SECURITIES AND EXCHANGE COMMISSION
                       ----------------------------------
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A
                                  ------------
                                (AMENDMENT NO. 4)
                                -----------------
                                 (Rule 13d-101)
                                 --------------

                           First Priority Group, Inc.
                         ------------------------------
                                (Name of Issuer)


                          Common Stock, $0.015 par value
                         ------------------------------
                         (Title of Class of Securities)


                                   335914206
                             ---------------------
                                 (CUSIP Number)


                                 Alan B. Perper
                           Fourteen Hill Capital, L.P.
                        1700 Montgomery Street, Suite 250
                             San Francisco, CA 94111
                                 (415) 394-9467
                    ----------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 May 18, 1999
                               ------------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Amended and Restated
Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) , check the following box. [ ]

         Note:  Schedules  filed in paper format shall include a signed original
         ----
         and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities,and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                               (Page 1 of 9 Pages)

------------------------                                 ----------------------
CUSIP No. 335914206                13D                     Page 2 of 9 Pages
------------------------                                 -----------------------

------------- ------------------------------------------------------------------
 1            NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Fourteen Hill Capital, L.P.
------------- ------------------------------------------------------------------
 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [  ]

                                                                     (b) [  ]
------------- ------------------------------------------------------------------
 3            SEC USE ONLY


------------- ------------------------------------------------------------------
 4            SOURCE OF FUNDS*

              WC
------------- ------------------------------------------------------------------
 5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

              PURSUANT TO ITEM 2(d) OR 2(e)                             [  ]
------------- ----------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
------------- ----------------------------------------------------------------
              7    SOLE VOTING POWER

NUMBER OF           854,900 shares of Common Stock
 SHARES       ---------------------------------------------------------------
BENEFICIALLY  8    SHARED VOTING POWER
 OWNED BY
   EACH            -0-
 REPORTING    ---------------------------------------------------------------
PERSON WITH   9    SOLE DISPOSITIVE POWER

                   854,900 shares of Common Stock

              ---------------------------------------------------------------
              10  SHARED DISPOSITIVE POWER

                   -0-

------------- ------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              854,900 shares of Common Stock
------------- ------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*
                                                                          [  ]
------------- ------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               10.3%
------------- ------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*

              PN
------------- ------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!
                      ------------------------------------

------------------------                                 ----------------------
CUSIP No. 335914206                13D                     Page 3 of 9 Pages
------------------------                                 -----------------------

------------- ------------------------------------------------------------------
 1            NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Fourteen Hill Management, LLC
------------- ------------------------------------------------------------------
 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [  ]

                                                                     (b) [  ]
------------- ------------------------------------------------------------------
 3            SEC USE ONLY


------------- ------------------------------------------------------------------
 4            SOURCE OF FUNDS*

              Not applicable
------------- ------------------------------------------------------------------
 5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

              PURSUANT TO ITEM 2(d) OR 2(e)                             [  ]
------------- ----------------------------------------------------------------
 6            CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
------------- ----------------------------------------------------------------
              7    SOLE VOTING POWER

 NUMBER OF          -0-
  SHARES       ---------------------------------------------------------------
BENEFICIALLY  8    SHARED VOTING POWER
 OWNED BY
   EACH            854,900 shares of Common Stock
 REPORTING    ---------------------------------------------------------------
PERSON WITH   9    SOLE DISPOSITIVE POWER

                   -0-

              ---------------------------------------------------------------
              10  SHARED DISPOSITIVE POWER

                  854,900 shares of Common Stock

------------- ------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              854,900 shares of Common Stock
------------- ------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*
                                                                          [  ]
------------- ------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              10.3%
------------- ------------------------------------------------------------------
14            TYPE OF REPORTING PERSON *

              OO
------------- ------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!
                      ------------------------------------

------------------------                                 ----------------------
CUSIP No. 335914206                13D                     Page 4 of 9 Pages
------------------------                                 -----------------------

------------- ------------------------------------------------------------------
 1            NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Point West Capital Corporation
------------- ------------------------------------------------------------------
 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [  ]

                                                                     (b) [  ]
------------- ------------------------------------------------------------------
 3            SEC USE ONLY


------------- ------------------------------------------------------------------
 4            SOURCE OF FUNDS*

              Not applicable
------------- ------------------------------------------------------------------
 5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

              PURSUANT TO ITEM 2(d) OR 2(e)                             [  ]
------------- ----------------------------------------------------------------
 6            CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
------------- ----------------------------------------------------------------
              7    SOLE VOTING POWER

 NUMBER OF         -0-
  SHARES       ---------------------------------------------------------------
BENEFICIALLY  8    SHARED VOTING POWER
 OWNED BY
   EACH            854,900 shares of Common Stock
 REPORTING    ---------------------------------------------------------------
PERSON WITH   9    SOLE DISPOSITIVE POWER

                   -0-

              ---------------------------------------------------------------
              10   SHARED DISPOSITIVE POWER

                   854,900 shares of Common Stock

------------- ------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              854,900 shares of Common Stock
------------- ------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*
                                                                          [  ]
------------- ------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)

              10.3%
------------- ------------------------------------------------------------------
14            TYPE OF REPORTING PERSON *

              CO
------------- ------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!
                      ------------------------------------

-------------------------                              ------------------------
CUSIP No. 335914206                  13D                   Page 5 of 9 Pages
-------------------------                              -------------------------

                  This Amendment No. 4 to Schedule 13D amends the Schedule 13D originally filed on September 5, 1997, as amended and restated by Amendment No. 1 to Schedule 13D filed on October 9, 1998, as amended by Amendment No. 2 to
Schedule  13D filed on  December  3, 1998 and as amended by  Amendment  No. 3 to
Schedule 13D filed on May 7, 1999 (as amended and restated and subsequently amended to the date hereof, the "Schedule 13D"). This Amendment No. 4 is being filed solely to report shares of Common Stock sold by the reporting persons and entities with which it may share beneficial ownership. Capitalized terms used in this Amendment No. 4 and not defined are used as defined in the Schedule 13D.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

Item 5 of the Schedule 13D is hereby amended and restated to read as follows.

                  (a) As of the date of this Statement, the Reporting Persons beneficially owned in the aggregate 854,900 Shares, constituting 10.3% of the outstanding Shares. Fourteen Capital is the direct beneficial owner of 854,900 Shares. Fourteen Management, as the general partner of Fourteen Hill, may be deemed to own beneficially Shares owned beneficially by Fourteen Hill. Point West, as the sole member of Fourteen Management, may be deemed to own beneficially Shares deemed owned beneficially by Fourteen Management. Each of Fourteen Management and Point West disclaim beneficial ownership of the Shares owned beneficially by Fourteen Capital except to the extent of their respective partnership interests (direct and indirect) in Fourteen Capital. To the best knowledge of the Reporting Persons, except as identified on Schedule 2 , no individual identified on Schedule 1 owns beneficially any Shares except to the extent any such individual, by virtue of his position as a director or executive officer of Point West, could be deemed to own beneficially Shares deemed owned beneficially by Point West. Each individual identified on Schedule 1 disclaims beneficial ownership of the shares owned beneficially by Fourteen Capital.

                  (b) Fourteen Capital has the direct power to vote or direct the vote of 854,900 Shares and the direct power to dispose or direct the disposition of such shares. As a result of the relationships described above, Fourteen Management and Point West may be deemed to share indirect power to vote or to direct the vote and to dispose or to direct the disposition of such Shares. To the best knowledge of the Reporting Persons, except as identified on
Schedule 2 , no individual identified on Schedule 1 has the power to vote or direct the vote or to dispose or to direct the disposition of any Shares except to the extent any such individual, by virtue of their position as a director or executive officer of Point West, could be deemed to have such power over Shares deemed owned beneficially by Point West.

                  (c) On August 26, 1997, Fourteen Capital purchased from the Company in a private placement an aggregate of 500,000 Units for $2.00 per Unit. Each unit consisted of one Share and an option to purchase one Share. On December 26, 1997, the Company issued a redemption notice to Fourteen Capital to call the warrants. On January 26, 1998, Fourteen Capital exercised the Warrants for $1,000,000. During September 1998, Fourteen Capital sold 29,000 Shares as detailed on Schedule 2. During April 1999, Fourteen Capital sold 110,700 Shares as detailed on Schedule 2. During May 1999, Fourteen Capital sold 5,400 Shares as detailed on Schedule 2. All such sales were effected on the Nasdaq Stock Market through brokers. Bradley Rotter purchased 28,500 Shares in September and October 1997 and 9,300 Shares in February and March 1998 as detailed on Schedule
2. Bradley Rotter sold 12,700 Shares in April 1999 and 18,400 Shares in May 1999 as detailed on Schedule 2.All such purchases and sales by Mr. Rotter were effected on the Nasdaq Stock Market through brokers. Other than such purchases or sales, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, no individual identified on Schedule 1 has purchased or sold any Shares within the last 60 days.

-------------------------                              ------------------------
CUSIP No. 335914206                  13D                   Page 6 of 9 Pages
-------------------------                              -------------------------


                  (d) Except as set forth on Schedule 2, no person other than the Reporting Persons is known to have the right to receive dividends from, or the proceeds from the sale of, such Shares. No person other than the Reporting Persons (and, by virtue of his position as director or executive officer of Point West, one or more person identified on Schedule 1) is known to have the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares.
                  (e) Not applicable.

--------------------------                              ------------------------
CUSIP No. 335914206                  13D                    Page 7 of 9 Pages
-------------------------                              -------------------------



                                    SIGNATURE


                  After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date:  June  8, 1999


                           FOURTEEN HILL CAPITAL, L.P.
                           By: Fourteen Hill Management, LLC,
                               its general partner


                           By: /s/ALAN B. PERPER
                          -----------------------------------
                            Alan B. Perper, its President



                          FOURTEEN HILL MANAGEMENT, LLC


                           By: /s/ALAN B. PERPER
                          -----------------------------------
                            Alan B. Perper, its President



                         POINT WEST CAPITAL CORPORATION


                           By: /s/ALAN B. PERPER
                         ------------------------------------
                           Alan B. Perper, its President

-------------------------                              -------------------------
CUSIP No. 335914206                  13D                    Page 8 of 9 Pages
-------------------------                              -------------------------


                           Schedule 2 to Schedule 13D

Schedule 2 of the Schedule 13D is hereby amended and restated to read as follows.


               Information with respect to shares purchased by Bradley Rotter.


               Transaction Date            Shares                 Price
               ----------------           --------               --------
                     9/8/97                10,000                $2.7125
                    9/25/97                 1,500                $3.1875
                    10/2/97                 7,400                $3.1875
                    10/6/97                 9,600                $3.1250
                    2/18/98                 6,800                $5.8750
                     3/4/98                 2,500                $5.8750
                                           ------
                                    Total  37,800
                                    -----  ------

              Information with respect to shares sold by Bradley Rotter.


               Transaction Date             Shares                 Price
               ----------------            --------               --------
                    4/14/99                 9,300                $2.0000
                    4/28/99                 3,400                $1.8750
                    5/14/99                 2,900                $1.8750
                    5/17/99                10,500                $1.8750
                    5/18/99                 3,500                $1.8125
                    5/19/99                 1,500                $1.8125
                                           -------
                                    Total  31,100
                                    -----  ------

               Mr. Rotter has the sole power to vote and dispose of the 6,700 shares held by him as of May 31, 1999. Mr. Rotter has the right to receive dividends from or the proceeds from the sale of these shares.


               Information with respect to shares sold by Fourteen Capital.

                              September 1998 Sales
                              --------------------
               Transaction Date            Shares                 Price
               ----------------            ------                -------
                    9/15/98                 1,500                $2.7500
                    9/16/98                10,000                $2.7500
                    9/18/98                 1,500                $2.7500
                    9/21/98                 6,000                $2.6875
                    9/23/98                 2,500                $3.0625
                    9/23/98                 7,500                $3.0000
                                            -----
                                  Total    29,000
                                  -----    ------

-------------------------                              -------------------------
CUSIP No. 335914206                  13D                    Page 9 of 9 Pages
-------------------------                              -------------------------


                                April 1999 Sales
                                ----------------
               Transaction Date            Shares                 Price
               ----------------            ------                -------
                    4/14/99                11,600                $2.0000
                    4/15/99                 3,300                $2.0000
                    4/16/99                60,000                $2.0010
                    4/21/99                19,500                $2.0032
                    4/22/99                13,200                $2.0000
                    4/23/99                 3,100                $2.0000
                                          -------
                                  Total   110,700
                                  -----   -------

                                May 1999 Sales
                                --------------

               Transaction Date            Shares                 Price
               ----------------            ------                -------
                    5/18/99                 5,400                $1.8750
                                           -------
                                  Total     5,400
                                  -----    -------